EXHIBIT INDEX

Exhibit A: Attachment to item 77M:   Mergers
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Exhibit A:

On March 23, 2001, H&Q IPO & Emerging Company Fund (the
"Merging Fund"), a series of Hambrecht & Quist Fund Trust, was reorganized with and into JPMorgan H&Q IPO & Emerging Company
Fund (the "Surviving Fund"), a series of Mutual Fund Investment
Trust (the "Reorganization"). Pursuant to the terms of the reorganization, (i) the Merging Fund transferred all of its assets and liabilities to the Surviving
Fund in return for Class A and Class B shares of the Surviving
Fund (collectively, the "Surviving Fund Shares") and (ii) the Merging Fund distributed the Surviving Fund Shares to its shareholders in exchange for all outstanding shares of the Merging Fund. The Boards of Trustees of each of the Merging Fund and the Surviving Fund, including the disinterested trustees, approved the Reorganization and determined that the Reorganization was in the best interests of shareholders and that the interests of shareholders would not be diluted as a result of the Reorganization, and shareholders of the Merging Fund approved the Reorganization at a special meeting of shareholders.